

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

October 6, 2009

Martha Jimenez
President
1st Buy and Sell Ltd.
2300 W. Sahara Ave. Suite 800
Las Vegas, NV 89102

> **Re:** **1st Buy and Sell Ltd.**
> **Form 8-K/A, Item 4.01**
> **Filed on October 1, 2009**
> **File No. 000-52936**

Dear Mrs. Jimenez:

We have reviewed your filing and have the following additional comment.

<u>Form 8-K, Item 4.01</u>

1.   As we noted in our previous letter dated September 1, 2009, Moore and Associates Chartered ("Moore") is no longer registered with the PCAOB and you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year. Please advise us as to how you intend to address any re-audit requirements.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact me at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant